PRELIMINARY	SUBJECT TO COMPLETION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E–3

RULE 13E–3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 3)

SkyTerra Communications, Inc.

(Name of the Issuer)

SkyTerra Communications, Inc.

Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Sol Private Corp., Harbinger Capital Partners Special Situations GP, L.L.C., Harbinger Capital Partners LLC, Harbinger Holdings, LLC, and Philip A. Falcone

(Name of Person(s) Filing Statement)

Voting Common Stock, par value $0.01 per share

Non–Voting Common Stock, par value $0.01 per share

(Title of Class of Securities)

83087K107

(CUSIP Number of Class of Securities)

SkyTerra Communications, Inc. 10802 Parkridge Boulevard Reston, Virginia 20191 (703) 390–2700 Attn: Secretary	Philip A. Falcone Harbinger Capital Partners 450 Park Avenue 30th Floor New York, New York 10022 (212)339–5100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Thomas H. Kennedy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735–3000	Joseph J. Basile, Esq. Weil, Gotshal & Manges LLP 100 Federal Street, 34th Floor Boston, Massachusetts 10153 (617) 772–8834

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14–C or Rule 13e–3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation[1]	Amount of Filing Fee[2]
$261,476,243.20	$52,295.25

1	The filing fee was determined based upon the sum of (a) the product of the per share merger consideration of $5.00 and 44,962,370 (which represents the total number of shares of SkyTerra capital stock outstanding as of November 18, 2009, less 52,285,645 shares owned by the Filing Persons, which will be cancelled with no merger consideration being paid thereon), plus (b) $30,674,053.20 expected to be paid in connection with the cancellation of outstanding options, and (c) $5,990,340.00 expected to be paid in connection with cancellation of outstanding phantom units and restricted stock awards (the “Total Consideration”). In all cases the shares have been valued at $5.00 per share.
2	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the filing fee was determined by multiplying 0.0002 by the Total Consideration.

☒	Check box if any part of the fee is offset as provided by Rule 0–1l(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $52,295.25

Filing Party:  SkyTerra Communications, Inc.

Form or Registration No.:  Schedule 14A

Date Filed:  November 19, 2009

Introduction

This Amendment No. 3 to Rule 13E–3 Transaction Statement on Schedule 13E–3 (this “Amendment No. 3”) is being filed jointly by SkyTerra Communications, Inc., a Delaware corporation (“SkyTerra”), Harbinger Capital Partners Master Fund I, Ltd., an exempted company organized under the laws of the Cayman Islands (“Master Fund”), Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (“Special Fund”, and together with Master Fund, the “Harbinger Funds”), Sol Private Corp., a Delaware corporation and indirect wholly owned subsidiary of the Harbinger Funds (“Acquisition Corp.”), Harbinger Capital Partners Special Situations GP, L.L.C., a Delaware limited liability company, Harbinger Capital Partners LLC, a Delaware limited liability company, Harbinger Holdings, LLC, a Delaware limited liability company, and Philip A. Falcone (collectively “Harbinger”) in connection with the Agreement and Plan of Merger, dated as of September 23, 2009, as amended on November 18, 2009 and from time to time, by and among SkyTerra, the Harbinger Funds and Acquisition Corp. SkyTerra and Harbinger are referred to herein as the “Filing Persons.” This Amendment No. 3 amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (“SEC”) on November 19, 2009, as amended by Amendment No. 1 filed with the SEC on January 8, 2010 and Amendment No. 2 filed with the SEC on January 20, 2010 (the “Schedule 13E-3”). If the merger agreement is adopted by SkyTerra’s stockholders, Acquisition Corp. will merge with and into SkyTerra, with SkyTerra continuing as the surviving corporation. In the merger, each outstanding share of SkyTerra common stock (other than shares held by Harbinger, any subsidiary of SkyTerra, and any stockholders who have perfected their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration of $5.00 per share in cash, without interest. In the merger, each outstanding option with respect to SkyTerra common stock granted to SkyTerra employees and directors under SkyTerra’s employee stock plan will be cancelled and in exchange for such cancellation, the holders will receive in respect of each option a cash payment equal to the excess of $5.00 over the per share exercise price of such option for each share of SkyTerra common stock covered by such option. Each outstanding share of restricted stock (that was not performance based) previously issued by SkyTerra which is outstanding as of the effective time will be canceled in exchange for the right to receive, from the surviving corporation, a per share amount in cash equal to $5.00 in respect of each such restricted share. Each phantom stock unit outstanding under the MSV phantom unit plan will be cancelled and be deemed to have been exchanged for 2.82 shares of Common Stock immediately prior to the effective time, subject to the payment and other terms of the MSV phantom unit plan.

On January 8, 2010, SkyTerra filed a preliminary proxy statement (the “Preliminary Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the definitive version of which the SkyTerra board of directors will be soliciting proxies from stockholders of SkyTerra in connection with the merger. The information set forth in the Preliminary Proxy Statement, including all appendices thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the appendices thereto.

All information in, or incorporated by reference in, this Schedule 13E–3 and/or the Preliminary Proxy Statement other than information concerning Harbinger and its affiliates other than SkyTerra has been supplied by SkyTerra. All information in, or incorporated by reference in, this Schedule 13E–3 and/or the Preliminary Proxy Statement concerning Harbinger and its affiliates other than SkyTerra has been supplied by or on behalf of Harbinger. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or amendment.

This Amendment No. 3 is being filed to re-file Exhibits filed with Amendment No. 2 to this Schedule 13E-3 which omitted certain information. A request for confidential information has been filed with the SEC with respect to the omitted information.

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Item 16.	Exhibits.

Regulation M–A Item 1016

Exhibit No.	Description
(a)(l)	Preliminary Proxy Statement of SkyTerra Communications, Inc. (incorporated by reference to Sky Terra’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 19, 2009).

(a)(2)	Form of Proxy Card (included as Appendix H of the Preliminary Proxy Statement filed as Exhibit (a)(l) to Amendment No. 1 to Rule 13E-3 Transaction Statement filed on January 10, 2010).

(a)(3)	Press release, dated September 23, 2009 (incorporated by reference to Exhibit 99.1 to SkyTerra’s Form 8-K, dated September 23, 2009 and filed September 23, 2009).

(c)(l)	Opinion of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009 (included as Appendix C of the Preliminary Proxy Statement herewith as Exhibit (a)(l) to Amendment No. 1 to Rule 13E-3 Transaction Statement filed on January 10, 2010).

(c)(2)	Presentation of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009 (previously filed on January 8, 2010).

(c)(3)	Materials prepared by UBS Securities LLC for Harbinger on or about September 23, 2009 (previously filed on January 8, 2010).

(c)(4)	Discussion Materials, dated September 8, 2009, reviewed with Mr. Falcone by UBS Securities LLC. (Certain information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.)

(c)(5)	Discussion Materials, dated July 13, 2009, reviewed with Mr. Falcone by UBS Securities LLC. (Certain information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.)

(d)(l)	Agreement and Plan of Merger, dated as of September 23, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix A of the Preliminary Proxy Statement filed as Exhibit (a)(l) to Amendment No. 1 to Rule 13E-3 Transaction Statement filed on January 10, 2010).

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of November 18, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix B of the Preliminary Proxy Statement filed as Exhibit (a)(l) to Amendment No. 1 to Rule 13E-3 Transaction Statement filed on January 10, 2010).

(f)	Section 262 of the Delaware General Corporation Law (included as Appendix D of the Preliminary Proxy Statement filed as Exhibit (a)(l) to Amendment No. 1 to Rule 13E-3 Transaction Statement filed on January 10, 2010).

(g)	None.

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SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 21, 2010

SKYTERRA COMMUNICATIONS, INC.

By:	/S/ SCOTT MACLEOD
Name:	Scott Macleod
Title:	Executive Vice President, Chief Financial Officer, Treasurer

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By: Harbinger Capital Partners LLC, its Investment Manager

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Senior Managing Director

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By: Harbinger Capital Partners Special Situations GP, L.L.C., its General Partner

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Senior Managing Director

SOL PRIVATE CORP.

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, L.L.C.

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Senior Managing Director

HARBINGER CAPITAL PARTNERS LLC

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Senior Managing Director

HARBINGER HOLDINGS, LLC

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Managing Member

/S/ PHILIP A. FALCONE
Philip A. Falcone

EXHIBIT INDEX

Exhibit No.	Description

(a)(l)	Preliminary Proxy Statement of SkyTerra Communications, Inc. (incorporated by reference to Sky Terra’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 19, 2009).

(a)(2)	Form of Proxy Card (included as Appendix H of the Preliminary Proxy Statement filed as Exhibit (a)(l) to Amendment No. 1 to Rule 13E-3 Transaction Statement filed on January 10, 2010).

(a)(3)	Press release, dated September 23, 2009 (incorporated by reference to Exhibit 99.1 to Sky Terra’s Form 8-K, dated September 23, 2009 and filed September 23, 2009).

(c)(l)	Opinion of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009 (included as Appendix C of the Preliminary Proxy Statement herewith as Exhibit (a)(l) to Amendment No. 1 to Rule 13E-3 Transaction Statement filed on January 10, 2010).

(c)(2)	Presentation of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009 (previously filed on January 8, 2010).

(c)(3)	Materials prepared by UBS Securities LLC for Harbinger on or about September 23, 2009 (previously filed on January 8, 2010).

(c)(4)	Discussion Materials, dated September 8, 2009, reviewed with Mr. Falcone by UBS Securities LLC. (Certain information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.)

(c)(5)	Discussion Materials, dated July 13, 2009, reviewed with Mr. Falcone by UBS Securities LLC. (Certain information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.)

(d)(l)	Agreement and Plan of Merger, dated as of September 23, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix A of the Preliminary Proxy Statement filed as Exhibit (a)(l) to Amendment
No. 1 to Rule 13E-3 Transaction Statement filed on January 10, 2010).

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of November 18, 2009, by and among Master Fund, Special Fund, Acquisition (included as Appendix B of the Preliminary Proxy Statement filed as Exhibit (a)(1) to Amendment
No. 1 to Rule 13E-3 Transaction Statement filed on January 10, 2010).

(f)	Corp. and SkyTerra (included as Appendix B of the Preliminary Proxy Statement filed as Exhibit (a)(l) to Amendment
No. 1 to Rule 13E-3 Transaction Statement filed on January 10, 2010). Section 262 of the Delaware General Corporation Law (included as Appendix D of the Preliminary Proxy Statement filed herewith as Exhibit (a)(l)).

(g)	None.